Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

October 26, 2023

Daniel Greenspan, Senior Counsel

Ken Ellington, Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Runway Growth Finance Corp.

Registration Statement on Form N-2 (File No. 333-274351)

Dear Messrs. Greenspan and Ellington:

On behalf of Runway Growth Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral accounting and legal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on September 20, 2023, October 6, 2023, October 13, 2023 and October 19, 2023 regarding the Company’s registration statement on Form N-2 (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on September 6, 2023 as well as the Company’s annual report on Form 10-K (the “Form 10-K”) for the year end December 31, 2022, which is incorporated by reference to the Registration Statement. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

LEGAL COMMENTS

Prospectus

1.	On page 1 of the Prospectus, the Company includes a statement that “We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports.” Please note that you are responsible for the entire contents of the Registration Statement. As such, please revise the disclosure to clarify that you are liable for such information.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Prospectus in response to the Staff’s comment.

2.	On page 4 of the Registration Statement, the Company has described a strategic relationship between Runway Growth Capital, LLC, the Company’s investment adviser (the “Investment Adviser”), the Company and Oaktree Capital Management, L.P. and its affiliates (“Oaktree”), including OCM Growth Holdings, LLC (“OCM Growth”). Please confirm that all material elements of the strategic relationship have been included in the disclosure. In addition, please describe supplementally what makes the relationship between Oaktree, the Investment Adviser and the Company strategic.

Response: The Company respectfully advises the Staff that it has disclosed all material elements of the strategic relationship with Oaktree in the Registration Statement. In addition, the Company believes that the Oaktree nominee serving on the Company’s Board of Directors and Oaktree’s designee on the Investment Adviser’s investment committee has, over the years, provided the Company with additional insight into market conditions, investment and strategic opportunities, industry and borrower diligence, and vendor resources.

Daniel Greenspan, Senior Counsel Ken Ellington, Staff Accountant October 26, 2023 Page 2

3.	On page 19 of the Prospectus, the Company included the following additional risk factors:

“The number of shares being registered for sale is significant in relation to the number of our outstanding shares of common stock.”

Please revise this risk factor to add additional details regarding the selling stockholders’ ownership.

Response: The Company respectfully advises the Staff that it has revised this risk factor in the Prospectus in response to the Staff’s comment.

4.	On p.64 of the Prospectus, the Company provides the numerical breakdown of selling stockholders’ beneficial ownership. Please confirm supplementally whether the shares included in the table on page 64 are currently held by the selling stockholders or subject to future issuance upon the exercise of options, warrants or other similar securities. In addition, please provide the date(s) such shares were acquired by the selling stockholders.

Response: The Company respectfully confirms that the shares of the Company’s common stock included in the table on page 64 of the Prospectus are held directly by the selling stockholders and currently are issued and outstanding and not subject to future issuance pursuant to the exercise of options, warrants or other similar securities.

The Company further advises the Staff that of the 21,030,568 shares of the Company’s common stock held by OCM Growth and to be registered under the Registration Statement, 19,177,871 shares were acquired by OCM Growth prior to the Company’s initial public offering in October 2021, in the Company’s private offerings pursuant to capital commitments by OCM Growth (collectively, the “OCM Commitment”) made in December 2016 (as amended in 2017) and July 2019 and pursuant to the Company’s dividend reinvestment plan. In addition, subsequent to the Company’s initial public offering, OCM Growth acquired the additional shares being registered either pursuant to the Company’s dividend reinvestment plan or pursuant to a Rule 10b5-1 plan with the last purchase under the Rule 10b5-1 plan occurring in March 2022.  Oaktree Opportunities Fund Xb Holdings (Delaware), LP acquired 24,100 shares in secondary transactions in 2020 and 2022.

5.	Given the selling stockholders’ large ownership of shares of the Company’s common stock, approximately 52% of the Company’s issued and outstanding shares, and the fact that Oaktree is an affiliate of the Company, please discuss in correspondence whether the offering contemplated by the Registration Statement should be considered a primary offering rather than a secondary offering and whether the selling stockholders would be considered statutory underwriters for purposes of the Securities Act of 1933 (the “1933 Act”). For guidance, please see Questions 612.09 and 612.12 of the Compliance and Disclosure Interpretations (the “CD&Is”) on the 1933 Act Rules as well as Questions 216.14 and 116.15 of the Compliance and Disclosure Interpretations on the 1933 Act Forms.

Response: The Company respectfully submits to the Staff that it believes that the proposed resale of the shares of the Company’s common stock by the selling stockholders as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the 1933 Act. In addition, the Company respectfully advises the Staff that under the terms of the offering contemplated by the Registration Statement, neither the Company nor the selling stockholders believe that the selling stockholders should be deemed to be statutory underwriters for purposes of the 1933 Act.

Daniel Greenspan, Senior Counsel Ken Ellington, Staff Accountant October 26, 2023 Page 3

Rule 415(a)(1)(i) of the 1933 Act provides that: “Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that: the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Further, the CD&I 216.14 on the 1933 Act Forms, allows for sales by affiliates “under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” Additionally, under CD&I 116.15 on the 1933 Act Rules, “Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”

The Company also reviewed CD&I 612.09 on the 1933 Act Rules, which provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling stockholders have held the shares;

•	the circumstances under which the selling stockholders acquired the shares;

•	the selling stockholder’s relationship to the Company;

•	the number of shares being sold;

•	whether the selling stockholders are in the business of underwriting securities; and

•	whether under all the circumstances it appears that selling stockholders are acting as conduits for the Company.

For the reasons set forth below, the Company respectfully submits to the Staff that the selling stockholders’ offering pursuant to the Registration Statement is a valid secondary offering and that the selling stockholders should not be deemed statutory underwriters under the 1933 Act:

How long the selling stockholders have held the shares and the circumstances under which the selling stockholders acquired the shares

As described in the Company’s response number 4 above, OCM Growth made an initial capital commitment to the Company approximately seven years ago and acquired the majority of its shares of Company’s common stock pursuant to the OCM Commitment over the next five years. The documents governing the OCM Commitment contained, among other things, customary investment and private placement representations of OCM Growth to the Company. OCM Growth acquired the remainder of the shares, being registered, either pursuant to the Company’s dividend reinvestment plan or pursuant to a Rule 10b5-1 plan following the Company’s initial public offering. As noted above, Oaktree Opportunities Fund Xb Holdings (Delaware) LP acquired its shares that are being registered in secondary transactions in 2020 and 2022. Each of the selling shareholders acquired the shares of the Company’s common stock for investment purposes and not with a view for resale. In addition, the selling stockholders have not entered into any underwriting relationships or arrangements with the Company, have not received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the shares, if any are received, by the selling stockholders. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

Daniel Greenspan, Senior Counsel Ken Ellington, Staff Accountant October 26, 2023 Page 4

The selling stockholder’s relationship to the Company

As described in the Company’s response number 2 above, as well as in the Registration Statement, the Company, its Investment Adviser and Oaktree, including OCM Growth (i.e., one of the selling stockholders), entered into strategic relationship in December of 2016. Although the selling stockholders may be deemed “affiliates” of the Company due to the large percentage of shares of common stock held by them; neither Oaktree nor any of the selling stockholders participate in the day-to-day management of the Company.

In addition, based upon the information supplied to the Company by the selling stockholders, each of the selling stockholders purchased the securities for its own account and not with a view to resale or distribution. The Company does not have an underwriting relationship with the selling stockholders or any contractual, legal or other relationship that would control the timing, nature or amount of resales of the shares following the effectiveness of the Registration Statement or even whether any shares are resold at all under the Registration Statement. Further, as noted above in the case of OCM Growth, OCM Growth represented to the Company in the subscription agreements, as amended, entered into between the Company and OCM Growth for the OCM Commitment (collectively, the “Subscription Agreement”), dated as of December 15, 2016 and July 18, 2019, that it was acquiring the securities for its own account and not with a view to resale or distribution.

Further, the selling stockholders are responsible for paying all fees and expenses related to the Registration Statement and any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in the sale of any shares. To the extent the selling stockholders sell any shares pursuant to the Registration Statement, the selling stockholders will retain all proceeds from such sales and the Company will not receive any of the proceeds from any resale of the shares.

The number of shares being sold

As disclosed in the registration statement, the selling stockholders own 21,054,668 shares of the Company’s common stock or approximately 52% of the Company’s outstanding common stock as of August 31, 2023. While it is true that the selling stockholders are seeking to register a large number of the Company’s shares, the Staff’s own interpretation in CD&I 612.12 on the 1933 Act Rules, allows for secondary offerings by a control person. Notably, the Staff indicated that,

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Daniel Greenspan, Senior Counsel Ken Ellington, Staff Accountant October 26, 2023 Page 5

The Company and the selling stockholders believe that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

The Staff has further acknowledged this conclusion by accepting as valid many secondary offerings where a significant number of shares was being registered but the facts did not otherwise demonstrate that the selling stockholders were acting as conduits for the issuer to effect a primary offering.

Whether the selling stockholders are in the business of underwriting securities

Based upon the information supplied to the Company, the selling stockholders are a part of a leading global investment management firm and are not, nor have they ever been, in the business of underwriting securities. Additionally, with respect to OCM Growth, the issuance of shares covered by the Registration Statement pursuant to the Subscription Agreement was neither conditioned on the ability to sell the shares in an offering registered with the SEC nor otherwise conditioned on the selling stockholders’ ability to resell the shares. All shares purchased by the selling stockholders were purchased for purpose of investment and not with a view towards the resale or distribution thereof within the meaning of the 1933 Act. Additionally, as part of the strategic relationship between the Company and the selling stockholders, OCM Growth received the ability to nominate one of the Company’s board members and one member of the Company’s Investment Adviser’s investment committee; such rights are consistent with the selling stockholders’ interests as investors in the Company and would be unusual in an underwriting relationship.

Whether under all the circumstances it appears the selling stockholders are acting as conduits of the Company

As noted above, the selling stockholders acquired the shares pursuant to a bona fide private placement transaction. Each of the selling stockholders have represented to the Company, including OCM Growth in the Subscription Agreement, that they purchased the securities for investment purposes, for their own account and not with a view to resale or distribution. Since acquiring the shares over the course of the past seven years, the selling stockholders have borne the full economic risk of ownership of the securities and likely will continue to do so for a significant period of time, pending any sales under the Registration Statement. The selling stockholders are not acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement and will receive no commission or other payment from the Company, and the Company will receive no portion of the proceeds from any sales of the Shares. Additionally, in connection with the strategic relationship between Oaktree and the Company, OCM Growth was granted the right to nominate a director to the Company’s board of directors. Such board representation rights are consistent with the OCM Growth’s interests as an investor in the Company and would be unusual in an underwriting relationship.

Taking into consideration the totality of circumstances of this offering, the selling stockholders should not be considered statutory underwriters for purposes of the 1933 Act due to the fact that selling stockholders: (i) have not purchased the Company’s common stock for resale and have held the shares for a significant period of time prior to requesting that the Company file a resale registration statement on their behalf; (ii) are party to a strategic relationship with the Company; (iii) are able to hold a secondary offering of a large amount of the Company’s stock consistent with the Staff’s interpretation of the applicable law; and (iv) are not in the business of underwriting securities and have underlying shareholder rights that are atypical for underwriting relationship.

Daniel Greenspan, Senior Counsel Ken Ellington, Staff Accountant October 26, 2023 Page 6

As a result, based on the facts and circumstances surrounding the relationship between the Company and the selling stockholders, the Company and the selling stockholders believe that the offering pursuant to the Registration Statement should not be considered a primary offering but rather a valid secondary offering and, neither the Company nor the selling stockholders believe that the selling stockholders should be deemed statutory underwriters for purposes of the 1933 Act under the terms of the offering contemplated by the Registration Statement.

ACCOUNTING COMMENTS

Form 10-K Comments

1.	Please confirm in correspondence whether the dollar-weighted annualized yield included on pages 5 and 67 of the Form 10-K includes the impact of any investments on non-accrual status and equity holdings. In addition, please update the disclosure to address how yields are calculated with respect to investments on non-accrual status and equity holdings.

Response: The Company respectfully advises the Staff that the dollar-weighted annualized yield included in the table on pages 5 and 67 of the Form 10-K includes the impact of any investments on non-accrual status and equity holdings. As indicated in the table on pages 5 and 67, the dollar-weighted annualized yield for the Company’s investments is included separately for (i) debt investments, (ii) equity holdings and (iii) all investments. Further, as noted in the narrative on page 4 of the Form 10-K as well as in the footnotes to the table on pages 5 and 67 of the Form 10-K, the Company calculates the yield on dollar-weighted debt investments for any period measured as (1) total related investment income during the period divided by (2) the daily average of the fair value of debt investments outstanding during the period. Income from non-accrual investments, if any, is included in the dollar-weighted annualized yield calculation.

2.	Please confirm the accuracy of calculations used in the table on page 33 of the Form 10-K that shows the impact of leverage at December 31, 2022.

Response: The Company respectfully advises the Staff that the calculations used in the table on page 33 of the Form 10-K should have been as follows:

	Assumed Return on our Portfolio (Net of Expenses)
	-10%	-5%	0%	5%	10%
Corresponding return to common stockholder(1)	-24.7%	-14.8%	-4.9%	5.0%	14.9%

(1)	Assumes (i) $1.1 billion in total assets, (ii) $559.3 million in outstanding indebtedness, (iii) $576.1 million in net assets and (iv) weighted average interest rate, excluding fees (such as fees on undrawn amounts and amortization of financing costs) of 5.02%.

The Company undertakes to include the corrected table and corresponding narrative in future filings with the SEC.

Daniel Greenspan, Senior Counsel Ken Ellington, Staff Accountant October 26, 2023 Page 7

3.	The Staff notes that the fee table on page 135 of the Form 10-K is showing an expense ratio 135 basis points lower than the financial highlights for the year end December 31, 2022, which is 6.92% compared to 8.27%. The Staff further notes that the management fee, incentive fee and interest expense estimates are slightly higher than the amount calculated in the financial highlights, therefore, the primary difference appears to be other expenses shown in this table. Please discuss in correspondence how other expenses are expected to decline in the 2023 fiscal year by approximately 150 basis points.

Response: The Company respectfully advises the Staff that, as indicated in footnote 7 to the Fees and Expenses Table on page 135 of the Form 10-K, the Company included only overhead expenses in the calculation, whereas other expenses were included in the financial highlights for the year ended December 31, 2023. The Company undertakes to include both overhead expenses as well as other expenses in the expense estimate in the Fees and Expenses table in future filings per N-2 instruction, Item 3, Instruction 9.

4.	The Staff notes that the statement of operations in the Form 10-K shows debt financing fees under a separate caption and that these fees appear to be included in other expenses in the fees and expenses table noted on page 135. Per Form N-2, Item 3, Instruction 8 these amounts should be included as interest expense. Please ensure that all disclosures related to interest expense, including fee tables and GAAP disclosures, such as average interest rates, factor in these amounts.

Response: The Company acknowledged the Staff’s comment and will update its disclosure in future filings, including in the Fees and Expenses table included in the Registration Statement.

5.	The Staff notes that a significant amount of debt investments are valued at cost at December 31, 2022. Supplementally, please explain how valuing Company’s investments at cost complies with the Company’s valuation policies and ASC 820.

Response: The Company respectfully advises the Staff that the Company’s debt investments at December 31, 2022 have been valued consistently pursuant to its valuation policies and ASC 820. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the valuation date. For performing loans, the Company uses the yield method as our primary methodology to estimate fair value. The yield method is a discounted cash flow (“DCF”) analysis that estimates the most likely cash flows for debt and discounts them at a market yield. The Company first calculates an internal rate of return on projected cash flows as of the investment date to arrive at an initial yield (or discount rate). The Company then adjusts the discount rate for changes in the market spreads and credit quality. To estimate the appropriate discount rate as of the valuation date, the Company can look at the implied internal rate of return (“IRR”) on the loan holding the Company’s loan at “cost.” In the current interest rate environment, the implied IRR as of the valuation date has generally been higher than the yields as of the investment date given the rising level of interest rates. The Company then makes a determination on what portion of this higher discount can be attributed to either (a) portfolio company specific risk factors, or (b) changes in market spread. For performing loans, most of this adjustment is attributed to market spreads since the higher discount rate can be explained by the rising interest rate forward curve. This concluded discount rate (which results in cost) is then applied to our DCF analysis. As a result, the valuation of many of the Company’s debt investments, which have floating interest rates, results in a valuation that approximates accretive cost of the debt investment.

Daniel Greenspan, Senior Counsel Ken Ellington, Staff Accountant October 26, 2023 Page 8

6.	In a previous review it was noted that the “Other Expenses” line item in the Fees and Expenses table included in the Form 10-K filed on March 14, 2022 was incorrectly calculated to be zero. The response stated that the Company undertakes to ensure that any prospectus supplement filed in connection with a future offering under the Registration Statement will be updated to include the correct amounts in the Fees and Expenses table, including in the “Other Expenses” line item. However, the Prospectus supplements filed on July 21, 2022 and November 30, 2022 still included other expenses calculated to be zero and the Fees and Expenses table included in the Form 10-K filed on March 2, 2023 included other expenses that were significantly understated and an incorrect leverage table. Please explain why these errors are not considered material misstatements and omissions and discuss how it was determined that an amended Form 10-K is not required.

Response: The Company respectfully advises the staff that the Fees and Expenses table updated in accordance with the Staff’s comments received in a previous review was included in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2022, filed on May 5, 2022. Pursuant to Rule 411 under the 1933 Act and Form N-2 General Instruction F3b, information provided in the Form 10-Q, including the Fees and Expenses table, was specifically incorporated by reference into the Company’s subsequent prospectus supplements filed on July 21, 2022 and November 30, 2022. In light of the Company’s ability to incorporate its prior quarterly filings in its prospectus supplement, the Company does not believe that omission of the Fees and Expenses table in the subsequent prospectus supplements is a material misstatement or omission because the updated Fees and Expense table was deemed to be included into the subsequently filed prospectus supplements. Further, the Company specifically stated that, “Any reports filed by us with the SEC before the date that any offering of any securities by means of this prospectus supplement and the accompanying prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference into this prospectus supplement and the accompanying prospectus.” As a result, any investor in the offering to which the subsequent prospectus supplements related had been advised that such incorporated by reference information had updated and superseded any previously filed information. The Company acknowledges that while the Fees and Expenses table included in Item 9B of the Form 10-K filed on March 2, 2023 has a lower estimate of the “Other Expenses” line item, the Company’s ratio of net operating expenses, to average net assets is accurately reflected in the Financial Highlights section of the Form 10-K that is included in the notes to the audited financial statements for the year ended December 31, 2022. In light of the fact that the Company’s Financial Highlights section accurately reflects the Company’s ratio of net operating expenses, to average net assets included in the notes to the financial statements in the Form 10-K and that the Fees and Expenses table is not part of the Company’s financial statements, the Company determined that any inadvertent error in the Fees and Expenses table included in Item 9B was not material and an amendment to the Form 10-K for the year end December 31, 2022 is not required.

Daniel Greenspan, Senior Counsel Ken Ellington, Staff Accountant October 26, 2023 Page 9

7.	Please provide a Staff Accounting Bulletin 99 (“SAB 99”) analysis and discuss whether the Company’s auditors agree with the management’s determination not to amend the Form 10-K. Additionally, describe the controls impact of the errors and discuss any new controls that have been implemented.

Response. While the Company acknowledges that the Fees and Expenses table included in Item 9B of the Form 10-K filed on March 2, 2023 has a lower estimate of the “Other Expenses” line item, this table is not part of the Company’s financial statements which are typically subject to a SAB 99 materiality analysis. Nevertheless, in the course of its review of whether the Company needs to submit an amendment to the Form 10-K to correct the “Other Expenses” line item in the Fees and Expenses table included in Item 9B, the Company considered the factors included in SAB 99. Specifically, as a result of the analysis, the Company notes that:

•	while the “Other Expenses” line item in the Fees and Expenses table included in Item 9B of the Form 10-K had a lower estimate, this table did not affect the accuracy of the Company’s financial statements;

•	the “Other Expenses” line item in the Fees and Expenses table is not an item capable of precise measurement but, as noted in the Instructions to Part A, Item 3 of Form N-2 is an estimate and is marked as such in the footnotes to the table;

•	the Company’s ratio of net operating expenses, to average net assets is accurately reflected in the Financial Highlights section of the Form 10-K that is included in the notes to the audited financial statements for the year ended December 31, 2022; and

•	the Company’s management believes that the 1.35% error in the Fees and Expenses table is not quantitatively material and also not a metric that is generally relied on by the Company’s investors when reviewing the financial performance of the Company.

In addition, the Company, in accordance with SAB 99, determined that the error to the Fees and Expenses table did not:

•	make a change in earnings or other trends;

•	hide a failure to meet analysts’ consensus expectation for the Company;

•	change a loss into income or vice versa;

•	concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability;

•	affect the Company’s compliance with regulatory requirements;

•	affect the Company’s compliance with loan covenants or other contractual requirements;

•	have the effect of increasing management's compensation; or

•	involve concealment of an unlawful transaction.

Further, as noted above in response to comment 6, the Company, in relying on its ability to incorporate by reference its quarterly report on Form 10-Q for the quarter ended March 31, 2022 in its subsequent prospectus supplements, does not believe that omission of the Fees and Expenses table in the subsequent prospectus supplements is a material misstatement or omission because the updated Fees and Expense table was deemed to be included in the subsequently filed prospectus supplements.

As a result of the Company’s analysis under SAB 99, including the assessment of materiality (1.35%) noted above and the fact that the “Other Expenses” line item is an estimate and not a metric that is generally relied on by the Company’s investors when reviewing the financial performance of the Company, the Company determined that this error was immaterial and there is no need to submit an amendment to the Form 10-K to correct the “Other Expenses” line item in the Fees and Expenses table included in Item 9B of the Form 10-K filed on March 2, 2023. The Company notes that investors generally place significant focus and greater reliance on historical audited financials and related metrics when factoring in forward-looking expectations and assessing the strength of the Company as an investment than to estimates included in the Fees and Expenses table.

Daniel Greenspan, Senior Counsel Ken Ellington, Staff Accountant October 26, 2023 Page 10

The Company also notes that while its auditors have advised the Company that because the Fees and Expenses table in the Form 10-K is not part the audited financial statements or the notes to the audited financial statements, and is an estimate that is not a representation of historical accounting records, any determination by the Company’s management on whether to amend the Form 10-K to change this line item will not have a bearing on their consent to incorporate by reference their audit opinion included in the Form 10-K.

In response to the Staff’s comments, the Company plans to implement an additional control specific to the fees and expenses tables to be included in future filings that entails a separate tie-out file reflecting the specific disclosure requirement of Part A, Item 3 of Form N-2 alongside the table with source documentation for all inputs incorporated. The tie-out will also include a historical comparison of actual expenses in the preceding two years as an additional layer of review to determine reasonableness of the estimate and prevent inadvertent omissions. Since the Form 10-K for the year ended December 31, 2022 was filed, the Company has implemented more robust controls surrounding the overall preparation and review of each disclosures reported in the Form 10-Qs and 10-Ks. This includes tying all reported balances to a secondary source for completeness and accuracy as well as completing a detailed checklist of steps specifically tailored to each disclosure that requires a separate preparer and reviewer prior to filing. Moreover, the checklist will now include all former SEC comments to ensure the Company is responsive to previously noted comments and committed to actions promised by the Company. The Company believes that the combination of these controls will significantly reduce the likelihood of future errors pertaining to the SEC disclosures.

Registration Statement Comments

1.	Please confirm in correspondence whether the dollar weighted annualized yield included on page 5 of the Registration Statement includes the impact of any investments in non-accrual status and equity holdings. In addition, please update the disclosure to address how yields are calculated with respect to investments on non-accrual status and equity holdings.

Response: The Company respectfully advises the Staff that the dollar-weighted annualized yield included in the table on page 5 of the Registration Statement includes the impact of any investments on non-accrual status and equity holdings. As indicated in the table on page 5, the dollar-weighted annualized yield for the Company’s investments is included separately for (i) debt investments, (ii) equity holdings and (iii) all investments. Further, as noted in the narrative on page 5 of the Registration Statement as well as in the footnotes to the table on page 5 of the Registration Statement, the Company calculates the yield on dollar-weighted debt investments for any period measured as (1) total related investment income during the period divided by (2) the daily average of the fair value of debt investments outstanding during the period. Income from non-accrual investments, if any, is included in the dollar-weighted annualized yield calculation.

2.	Please explain in correspondence why the estimate for other expenses included in the fees and expenses table increased significantly compared to the fees and expenses table included in December 31, 2022 Form 10-K.

Response: The Company respectfully advises the Staff that the expense calculation in the Fees and Expenses Table on page 135 of the Form 10-K includes only overhead expenses in the calculation, and the Fees and Expenses table included in the Registration Statement includes all other expenses in the expense estimate. The Company has revised the footnote in the Fees and Expenses Table in the Registration Statement to indicate that the expense estimate includes both overhead expenses as well as other expenses.

Daniel Greenspan, Senior Counsel Ken Ellington, Staff Accountant October 26, 2023 Page 11

3.	Please include hyperlinks for sections of the Form 10-K incorporated by reference to the same sections of the Registration Statement.

Response: The Company respectfully advises the Staff that it has included the appropriate hyperlinks in the Registration Statement in response to the Staff’s comment.

4.	Please include hyperlinks for documents that are incorporated by reference to the Registration Statement, including the financial statements, Form 10-K, Form 10-Q ,Form 8-Ks, Proxy Statement, Form 8-A and the Auditor’s Report within the body of the Registration Statement.

Response: The Company respectfully advises the Staff that it has included the appropriate hyperlinks in the Registration Statement in response to the Staff’s comment.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Greg Greifeld, Runway Growth Finance Corp. Thomas B. Raterman, Runway Growth Finance Corp.